Filed by Discovery, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Discovery, Inc.
Commission File No.: 001-34177
Date: June 7, 2021

Discovery, Inc At Credit Suisse Communications Conference
JUNE 15, 2021 8:35 AM EDT

Participants:
David Zaslav, President & CEO, Discovery, Inc.
Douglas Mitchelson, MD, Credit Suisse AG, Research Division

Douglas Mitchelson - Credit Suisse AG, Research Division
So welcome to our first keynote of day 2 of the 23rd Annual Credit Suisse Communications Conference. I am Doug Michelson, Credit Suisse analyst covering both the media and the cable satellite and telecom sectors.
Thrilled to have with us today David Zaslav, President and CEO of Discovery in the past 14-plus years, following a long and successful career at NBCU and NBC at the time and soon will be the CEO of Warner Bros. Discovery. Are we having an issue with the stream there? Hopefully not. Format is a fireside chat, and I will likely run the full session with the questions I've got, but feel free to e-mail me if you have something you'd like me to ask for you. David, thank you so much for spending some time with us today.
David Zaslav – President & CEO
Thanks, Doug. Good to be here.
Douglas Mitchelson - Crédit Suisse AG, Research Division
The -- well, I do want to talk about shark week at some point, you have a transformational deal to discuss first. I know there's been a blitz of investor and press events since the deal was announced. And hopefully, this is the last one for you for a while. But perhaps we should set the table by starting with how you see this deal creating value for Discovery shareholders.
David Zaslav – President & CEO
Great. Sure. I think as we strive to get this deal closed, when we do get it closed, we really emerge with a very unique company. There are some great media companies, but -- and some great streaming media companies. But this will be the only media company that's only focus is storytelling, attracting creative talent and putting content around the world on every platform, launching motion pictures everywhere in the world, streaming platform everywhere in the world and channels and free-to-air all over the world.

And as we look at the competitive landscape, we think that's a real strategic advantage. There are great companies that we'll be competing against, but they're in the retail business. They're in the broadband and cable business. They're in the phone and cloud business. We will be singularly focused. That's what we've been at Discovery: owning IP, creating great brands, great talent, great storytelling in every language everywhere in the world.
And as we come together, as I said to John Stankey, when we were looking at this, I did business development in my early days at GE, we always ask the question, the GE Board would always ask the question, is it better together? And these 2 companies coming together are better together.
I think that -- I believe it's the best media company in the world with the greatest IP in the world. And there's loads of content out there. But this company will have not only the greatest high-profile content, but from a curation perspective, which we're finding is a huge advantage to us with Discovery, where people could watch anything. They come into discovery+, and the reason they're spending 3 plus hours is it's easy to navigate. They love food or they love Oprah or they love Discovery or they love home. And Bob Iger did the same thing with his product.
And when you look at what John Stankey and Jason have been able to aggregate within, they have the greatest brands and the greatest IP in media. And that's what really attracted me is that we were differentiated in entertainment and nonfiction and characters and brands around the world with more local language and local sports.
And so, we've been at this for 8 years. How do we own all of our content? How do we get more local content everywhere in the world? How do we get more content that people love? How do we get more content that people will pay for before they'll pay for dinner.
And on a parallel track, John Stankey has been really focused on getting back to great IP that Warner Bros. has that whether it be from HBO or from the Warner Bros. library. And when we come together, most of that IP or in many markets, all that IP will be available. And the broad nature of that offering from home to food to Discovery to the entire BBC library. And then you add to that the greatest TV library in the world.
And I say that because at NBC we used to say must-see TV. But Jack Welch said, Warner Bros. TV because every one of those shows was Warner Bros. And we all have had this incredible envy for the Warner Bros. TV business and the fact that it has the greatest library, it produces the best shows, not just for HBO and HBO Max, but also for Netflix -- for the major broadcasters, for Apple TV. And so, the full bouquet, the menu of content that we will have, Disney is a fantastic company, but this is much broader in terms of its appeal.
And Netflix is a fantastic company. But I spent the last 2 weeks out in LA, and this business starts with the motion picture business. It starts when the lights go out, and we all start drinking with that big screen. And nobody can open a picture everywhere in the world like Warner Bros. And so, Warner Bros., HBO, the DC library, Hanna-Barbera, you take in the list goes on, Game of Thrones, Harry Potter, Lord of the Rings. I mean, I actually did something where I could spend the first 20 minutes just hitting a button and putting up more IP, exceptional top-of-the-pyramid IP. And I think that's what this company has. And we have embedded something that's even more powerful.
Embedded in this joint company is emotion and love. When people see food and they see Martha, when they see Oprah, when they see Chip and Joanna Gaines and the Property Brothers, Guy Fieri. When they see the captains from Deadliest Catch, these are brands and characters that they're comfortable with, that they grew up with, that are authentic and that they love.

And now you add to that Warner Bros. The majority of great content that we have all seen in our lives from when we were kids, from the kids’ content from Hanna-Barbera to the great movies to Friends, to Sex and the City, the Undoing, Mare of Easttown. At the end of it, a logo comes out. Sometimes we see it, sometimes we don't even know that it's there, but you feel it in your heart, Warner Bros., the greatest creative company in the world.
And HBO, when you hear that sound and you see it, you say the greatest quality content in the world. You add that to us, and I think it's magic. And that's going to be when we get this deal done, we're a fully global IT company, and we have everything in the toolbox to attract people in every language everywhere in the world. And that, I think, is going to be the magic.
And my job is to make this company the place that everybody wants to come to build on the momentum, that Jason and Ann and Casey have been -- and we'll talk about that as Casey's on an unbelievable run at HBO. That's the mission. And as I've said earlier, that's all I'm going to do.
I'm not trying to sell anything. All I want to do is I want to entertain and inspire everywhere in the world. We're not doing anything else. This company won't do anything else. And that's why I'm moving right into the Warner Bros. lot. I want to be where the content is made. And I think that's going to be the strategic advantage of this company.
Douglas Mitchelson - Credit Suisse AG, Research Division
So, I think that definitely sets table. And you mentioned Warner Bros. a few times, and Jason Kilar. You held a town hall recently with him and his direct reports. So, what was the message to the folks running Warner Media? And what was the feedback you received in turn?
David Zaslav – President & CEO
Well, first, one message is we have real momentum here at Discovery. And until this deal closes as it gets approved, we're going to fight like hell to continue to grow our audiences on our traditional platforms, to grow discovery+, to learn more about how the consumers want to see our content. Jason is doing the same thing with Casey and with Ann and with Toby.
And so, number one is we both have real momentum. I mean, HBO right now, I don't know that it has ever been stronger. Hacks is -- I'm in the middle of that now. I just finished Mare of Easttown. I was at a dinner party, which I'm excited to say because I can't -- it's been 15 months since I could say that, but everyone was looking at their watch. I got to get home at 9:00 because Mare of Easttown is going to drop.
And that's what happens when you get it right. And Casey has been … the Undoing. Casey has been really getting it right with HBO. They just signed up another big doc yesterday. So, I think they've got to keep doing what they're doing, which is great content, accelerating HBO Max. It's #1 or #2 in the App Store right now. They launched Friends. We're just watching and going, way to go, guys. You guys are doing so much right. And when we come together, it's sort of what I said in the beginning that it's going to be very simple.
We're a creative company. This company started almost 100 years ago. I was hired by Steve Ross' lawyer, and the focus of Steve Ross was to create the best creative environment. So, all the creative talent in front of the screen and behind the screen want to come to work every day and tell their stories with us. And the company structurally has never been better positioned to do that.

And when we come together, that's all we're going to do. And we will lean into the motion picture business because it's a real strategic advantage. That's where it starts. That's where stars are made. And the biggest talent in our business is still at the top of the pyramid. They didn't go to Hollywood to do a TV show that goes on a streaming service. They love it. It's better now than it's ever been, and none of us could imagine how rich and compelling the storytelling is and the palette for long-form story talent.
But the motion picture business is the thing of dreams. That's why everyone went to Hollywood. And Warner Bros. is the premiere creative company for that. It's been for 98 years, and we're going to lean into that because it's a real strategic advantage and hope if we can execute, then we'll be the premiere worldwide platform to launch motion pictures and market them around the world.
And then we'll get our streaming service as we put together the menu of products in 100, 200, whatever the number is, build it around the world in every language everywhere in the world. And then we have our free cash flow machine. We have our traditional business, which is now -- we are solid and growing aggressively. They are solid and growing. News, sports, the leader in nonfiction, all in one place. It's a hell of a machine.
Traditional business, which is also a big marketing platform up, the leader in motion picture and fight to be the leader in streaming. And we also made the sausage. There are a lot -- we're not buyers at this company. When this company comes together, this company is going to be creative makers, not creative buyers.
And there's always an advantage to creative makers. One, it's really hard to do. Warner Bros. knows how to do it on the television side and on the motion picture side, and we know how to do it. We produced 1,000 hours in people's kitchens and living rooms when nobody else was producing. We did it with iPhones. So, this is a creative company that knows how to make content, and we don't just pick content. And that's going to be a big advantage, big, big advantage.
Douglas Mitchelson - Credit Suisse AG, Research Division
Now how was that message received? Is it too early to get feedback from how the Warner Media folks sort of feel about the merger? I mean, there's some concern that this is their sort of third sort of sale in -- second sale in 3 years, and there's concerns about disruption over the next year. How does the team over there feeling about the market?
David Zaslav – President & CEO
It's hard to tell. We had great day. It was very exciting. We're going to have to earn the trust and respect of the full Warner team. We come from the same family. We're the same people. We all made a choice early in our career, make most to make less money to be in something that we love so we can wake up every day and do something that we love and have a chance to have an impact on the culture, to have a chance to tell our story that people are going to see on their TV or on the screen or on a device, that it's going to make a difference in a life. That's what we all do, and we don't do anything else.
And so that's the culture of this company. We also are a company that believes that we know what we know, and we know what we don't. There's a lot that we don't know that the Warner team is the best in the world at, and there's a lot where -- a lot of areas where we're both doing stuff, and they're better than we are.

And so our whole operandi, when we bought free-to-air channels in Europe, when we bought Eurosport and got into the sports business, when we merged and acquired Ken Lowe's great Scripps company, each time it was we got to get the best people from both. And we're buying this company because they're really good at what they do. We're not buying companies that aren't good. We're buying companies that are great and how do we keep the great people and how do we put this all together so that we're all focused on one thing. And the focus is to create great content, to have an impact.
I -- that's why I got into this business. When you think about this crazy business that we're in, it's -- we do have an extraordinary opportunity. I grew up and I saw Exodus and then I read Leon Uris’ book. It affected the way for 2 or 3 generations the way people saw Israel. When Dallas -- when Bob Daily launched Dallas, people moved there. When LA Law came out, law school applications went up 20%. When Friends launched, the people wanted to move to New York, and New York had a renaissance. Great content has a real impact on people.
All the President's Men, I did a great documentary with Redford when we owned Sundance, All the President's Men revisited. It was -- the documentary is a bookend to the movie. But I was inspired by that movie. And so was everybody that sits in a newsroom, every journalist that's my age saw that, and that's what they wanted to be.
And so, I think that's the common -- that's what holds the Warner team together with the Discovery team. Warner Bros. Discovery, creative company, and that's what we're going to try and do … tell stories in every language.
Douglas Mitchelson - Credit Suisse AG, Research Division
Deal closes tomorrow. What are your first priorities?
David Zaslav – President & CEO
Pull this -- pull together to reinforce that culture, go door to door. In advance, we're going to try to figure out what the right structure is. We have a good idea for how we go-to-market with our streaming service. We'll be telling you more about that, but we want to learn more over -- we're going to see how they're -- one of the interesting things that we learned, and we're -- this is new for us, but our AdLite product is generating over $6 in ARPU, over $6. So, we have a $5 product and making over $6 per subscriber per month.
We make about $7 on our cable subs or a little bit less. Now we're making $11 on our $5 product or more. And we look around, I look around and I say, okay, Netflix is a hell of a business, no commercials. Disney+, boy has Chapek and Bob Iger done an unbelievable job and like faster and more compelling than anybody thought. No commercials.
We understand like product. And that is a lane. Imagine that you have a broad global product because the interesting thing about the lane is that 3 minutes of commercials, as we talk to our users, they're used to 13 or 14 minutes, but we thought everyone would want commercial free. But 3 minutes is fine with them. The difference in satisfaction between no commercials and 3 minutes is very low. 3 minutes is almost negligible. And yet, for the advertiser, we're making a massive CPM on that. They need access to video content. One of the reasons that the Upfront is up over 20%, more than I've seen in my lifetime, is you've got a lot of dollars chasing less. It may make -- not make sense that viewership is going down, but revenue is going up. But boy is it.
And so, one is, we're going to lean into that. And Jason and Ann and John Stankey, they're really smart. And they're seeing that. And so, they're launching this lower-priced product. That is a window to a lot more money. And by the way, we haven't even started to look at getting even better data, which would make that $6 plus even more valuable.

So, this global lane of AdLite, which were ad free ad light, you decide, is -- could be very, very powerful and could be a great differentiator. If we ended up with getting ourselves being in a position, Netflix, Disney, Warner Bros. Discovery, if we were in that position 3 years from now, 2 years from now, 3 global leadership players. But we had a global platform that was AdLite, what would the economics of that look like? What would advertisers pay to reach that demo globally with a product that doesn't exist anywhere else?
And so, all of that is in the realm of possible. But on a practical level, we look at our traditional business right now. And this weird thing is happening. And if you want to understand where you're going, you need to understand where you've been.
And it's sort of -- I've been spending a lot of time trying to understand the Warner Bros. and HBO asset almost from the beginning. But what happened? When were they successful? Who's the competition? How is it different now? How are different people structured? What was successful?
When you look back at the broadcast business, the broadcast business started to decline. I was running the cable business, but the broadcast business started to decline in the '90s, but CPMs went up. And even the brightest minds at GE -- the GE Board were some of the brightest people that that said unsustainable.
And I remember the chart. But that chart of ratings down and revenue up, it's still going. It's 26 years later. It's still going. The CPMs are rising more than the decline in viewership. It's something that would be truly -- the odds would be 1000:1 that would continue.
How does that make sense? You deliver less. Every year, you deliver less tomatoes in the wheel barrel and every -- or every month and every month, you get paid more for your tomatoes. But that's what happened with broadcast because in order to move product, if you're Ford or if you're P&G, with all the talk of these other platforms, broadly launching with video is the most effective way to sell product. That could change 5 years from now.
But what the dollars in scatter is saying today and what the best Upfront I've ever seen is saying today and the fact that share is declining, but the economics are outrunning by a meaningful amount the decline that you would say logically, that's not sustainable. But you would say historically and the fact that the prices keep going up and advertisers feel the need not just to pay it, but they're happy to pay it because they're getting the effective efficiency of moving product at the higher price then there's a real game there.
And so, if that continues, this could -- we could have really a hell of a run. We have live sports. When this business closes, live sports, leader in live sports, news, leader in news and leader in nonfiction and entertainment. And those together, it's like we bet a little bit on this bundle. We're not betting that the bundle is not going to decline. We're not betting the viewership isn't going to decline.
We're betting that these are 3 great viewership pockets and that the efficiency and compelling economics to advertisers on these platforms continues to rise. And so that's the -- I think that's the 1-2. Ride the strength of the advertising market but drive as hard as you can on in streaming. And maybe there's a real cherry on top with this AdLite product, which is what we're doing more and more work on it was saying, which looks like it's a wrap.
Douglas Mitchelson - Credit Suisse AG, Research Division
So, if you think about that sort of dynamic you just talked about, holding up linear, driving AdLite, driving streaming globally, working on your content, it feels like there's a lot to do. What can you get done in advance of the merger close, given just for regulatory constraints around mergers?

One thing that's interesting is you've got a team of, what, 1, 000-plus people on the engineering side. You've built discovery+ internally, and so you've got some advantages there. Could you build the platform in advance of the merger? What can you do to prepare for the merger to hit the ground running?
David Zaslav – President & CEO
Well, the first thing that we could do is get as much momentum and share of audience and growth on the direct-to-consumer side and learn as much, fail a bunch of times in the next year, figure out what things that don't work and what things because ultimately, the consumer tells how you want content. One of the questions we get is, how are you going to do this? How are you going to do the streaming service? How are you going to price service when you close?
A lot of that is going to be based on the consumer. But with each of our deals, we have a very professional management team here. We delivered on the Scripps synergy. We were very deliberate about it. We did a lot of work. We did a ton of work in advance to get ready. And then when we closed, we were -- we were a machine. We had the team that was driving content, and they were -- that was sort of business as usual with more economics, and what else do you need? And then there was the synergy side.
We did that with Eurosport. We've done that with our free-to-air acquisitions across Europe. And so, we never really shut down that office, that transition and synergy office. So, I think we will be ready to -- whether it's 9 months or 12 months or 15 months, whenever it happens, we'll be ready to go, and we'll be accelerating into it.
Douglas Mitchelson - Credit Suisse AG, Research Division
So, David, I've known you a long time, and I think it's fair to say you're a hands-on manager. More than that, your management style has been sort of lean and nimble and flexible. It has served you really well building Discovery.
When you step back and think about the size and scope of this combined company, multiple divisions notoriously siloed over at the Time Warner side historically. Any thoughts on the management style that's going to serve you best for running Warner Bros. Discovery?
David Zaslav – President & CEO
Well, first, it's having a very clear vision of what the culture of the company is and what's winning. And this isn't going to be a company we're going to run quarter-to-quarter. How are we doing this quarter? What were the ratings on this one?
This is about -- we believe, you put these assets together, and this is the best global IP media company in the world. And how do we prove that? How do we -- so one is a clear vision of what this company is and that we're all focused together.
Look, we probably have the most complicated media company in the world today. What we do is difficult. And in a lot of areas, we're the only ones that are doing what we're doing because it's very hard. We're in business in over 200 countries. We produce local content in almost every country. Different sports in Europe, 56 countries. Rights deals, sports rights deals in every one of those countries, checking, doing distribution deals, working with mobile players in every country.
And I remember talking to the TF1 (inaudible) who ran TF1. And a lot of the U.S. players came over, and they just looked at Eurosport, and they just said, it's so hard. It's 40 languages. You got to get right. The U.S. -- we get spoiled in the U.S. One country, 330 million subscribers, one culture, one, maybe 2 languages primarily. We all have the same 4 or 5 sports, the same kind of content.

So, we've been in the business -- I've been in the business with a great leadership team of delegating. I can't go in and figure out what do you put on the air in Italy, what's the best entertainment content in Italy and what should we be spending money on. And what are the sports that are really popular in Italy. What are the sports in Poland? Ski jumping is the #1 sport. In Holland, it's handball.
And so, we have teams on the ground. And the delegation, building the great leadership team, getting great creative people. And this -- we sort of have 2 baskets. If you're running -- this is a creative company, if you're running any of our free-to-air channels or our cable channels, it sounds logical, but a lot of other companies don't do this, you're a creative leader. It means that you could figure -- you could look -- you can do a promo spot. You can look at the first 3 minutes of a show, you could figure out how to cast it. You could figure out what talent is going to work, how to run a schedule. So, getting creative people in place.
But we've been doing business all over the world, and we've been successful by really leaning on professional management. And here, you take a look at what -- look at what Casey Bloys is doing at HBO. So, what am I going to be able to do for Casey? I'm going to be able to say, what more do you need? You're on a hell of a run. Do we need to spend more money? Where are we going? What -- how do we strengthen HBO?
That's exactly what Jason is saying to Casey. And Casey right now is having a tremendous amount of success at HBO. And so, I think, ultimately, great people and great people with an aligned vision with an economic incentive that everyone should do very well if we do well.
The people that came along with me 15 years ago, a lot of them were with me for 10 -- for more than 10 years at NBC. And then there's a huge number of people that came from Discovery, a big leadership team that came from Scripps and Eurosport, but almost all those people have done very, very well.
That's critical. Great people, great economic incentive, clarity of what winning is and real economic incentive that if we do well, everyone does well.
Douglas Mitchelson - Credit Suisse AG, Research Division
I wanted to ask you a little bit about some of the linear network strategy that you might be thinking about. Certainly, that's -- the area of concern is sort of the traditional business where there's secular challenges.
I want to start with -- on the Discovery - Scripps side, you did a great job sort of taking that female audience, developing Discovery Premiere, roadblock advertisements across your networks to cue for advertisers and try to go after broadcast, delivery and reach. Can Warner Bros. Discovery do something similar on the male demo side, capturing CPMs closer or at broadcast levels? And if you close the deal prior to the Upfront next year, would you be able to pull forward revenue synergies as a result of pursuing that type of strategy?
David Zaslav – President & CEO
Look, I think that our team, Jon Steinlauf has been doing a great job. We're really undervalued, and it's one of the reasons why you've seen successively and you're starting to see now that we're getting much bigger increases. And we're actually getting more volume as well because the value by doing business with Discovery, where on the broadcast side, you might be paying $62. On us, at one point, we were paying $16 or $20 to $22. So now even if you're spending $30 now, you're getting -- you're spending half for the same impressions you're getting on some of those other platforms.

So, for us, we've been working hard to grow our share to make clear that our audience is differentiated. The way people watch food and HG is sort of like the way another demo watches FOX News. When we come together, they're doing a very good job on the Warner side. When we come together, we'll look at what the opportunities are. But the way it will start is we'll meet with the advertisers and the agencies and say, okay, we've been -- we have a good sense of how we could serve you with our existing products with Oprah, Martha, and Discovery and Food. Now, when we put together news and sports, how can we create value for you? That's where it always starts.
Ultimately, it's not I want more. It's sitting down, and that's what Jon Steinlauf and I spent 6 months meeting with every agency, CEO and all the clients, what more can Food and HG and Discovery do for you? What's your strategy? How can we help you? And then -- so I think that's what we'll do. We'll go out and we'll see. We don't -- I think in the end, I -- you can feel the market, you could feel that the capacity is constraining, but the energy around getting access to that video inventory is building. And so at least for the time being, it's very high on the ladder of how to move product for advertisers and agencies. And that's why you're seeing that unusual combustion in the Upfront market.
And I think it's sustainable. I can't tell you sustainable for how long. I certainly can't predict that's what happened in broadcast is going to happen here. But my bet is it's going to be sustainable. And that's why we're leaning hard into AdLite because we think the more inventory we could have in video in a shrinking environment where data and data is getting better and economics for the moment are getting significantly better, we could be really economically advantaged as a media company.
Douglas Mitchelson - Credit Suisse AG, Research Division
And we've talked about the Upfront a couple of times. So, any sort of details on that? I think you mentioned 20-plus percent. Was that -- that was pricing. I presume sellout strategy this year, volume. And are you done? I mean, NBC yesterday said they were pretty much done, and Fox and Disney said almost done.
David Zaslav – President & CEO
Yes, we're not done, which is a good thing. We need pricing, and we're getting pricing. And we have a very applicable argument that we've been making, and we developed a number of products. And so, we're not done. That's a good thing.
We're doing well. I expect we'll do very well. Everyone is doing well. I think we'll do very well. I think we'll outperform. We've got a great team. We've got great products. And don't underestimate because we have the value of video product to advertisers. And so, it's a good summer for all of us.
Douglas Mitchelson - Credit Suisse AG, Research Division
I wanted to challenge you on TBS and TNT. We certainly had some conversations in the past where sort of broadcast or broadcast like general entertainment, especially when there's reruns involved, haven't been your favorite. You've always sort of indicated that networks need to stand for something. So, I guess my question for you is TBS and TNT. What do you think they stand for and any kind of pivot that you think those networks might need in their business model?
David Zaslav – President & CEO
Well, look, you got to give a lot of credit to Zucker and Jason, on a -- very quietly, they've locked up some incredible sports for -- at one point, TBS and TNT in the many years you and I are talking, were comedies and dramas. They still have comedies and dramas. They have a great library of content. They have original content. But if you stop and look, you just stop for a second and say, okay, what do you got? They have half the NHL. They have half the NBA. They have Major League Baseball. They have the NCAA championships shared with CBS.

And so, they have very quietly aggregated a really formidable slate of live sports that kind of represents the red, white and blue of America. I mean, they have everything but the NFL. You can make the argument we don't love the NFL, but that's sort of what our strategy was outside the U.S. let's not buy that, in a couple of markets, we did football. But let all the money go to football, and then below footfall, let's buy the majority of the other stuff.
And so, I think it's quite clever. And there is an analysis that you could make that it goes to the appealability of the bundle, the traditional bundle. And as you do that, the one argument is the heartfelt brands that you love that you watch all day, that's one argument for value. The second argument for value is live news and live sports, live news, live sports.
Right now, Jeff is running the #1 news network in America, and they don't call -- they call it TBS and TNT. But look under that hood and -- I think it's a very clever strategy. I think it's a very clever strategy in terms of protecting the downside. It's a clever strategy in terms of assuring yourself a good piece of the advertising pie, live news, live sports.
Douglas Mitchelson - Credit Suisse AG, Research Division
So, let's talk about the other big profit generator. You mentioned Jeff Zucker and CNN. He's done really a terrific job driving digital and driving margins of that business. What's the future of news? In a streaming world, it looks like a lot of your competitors, your future competitors once the merger closes, are adding a lot of news to their ad-free services, their subscription streaming services. And what's the future of news in your mind?
David Zaslav – President & CEO
Look, the two global leaders Netflix and Disney, they're very clear about what they are. That could change. But when we come together, when we -- after we get this deal approved, they have a menu of content, and they have -- each of them have a menu of content, and they have a menu of what they can do. If they open a movie, do they have their own production, each of them has a menu.
We're the leader in sports in Europe. I just went through all the sports that Jason and Jeff were able to lock down for the long term. So, this particular menu of content and that's what it's that's what it's about. What's your menu? What do you have? What's your brand? How do I curate through it? And what do you have?
And we look at Disney and Netflix, that's who -- that's the neighborhood we want to live in. That's who we think we are. And that's who we're going to will ourselves in every country and every language to be.
And so, when we look at that, we said they do a hell of a job, and they've gotten to scale. Now what else do we have? Maybe we have broader appeal than they do in some markets. We have broader appeal in many markets. We know that behaviorally, everyone in everywhere in the world wakes up and asks the same question, is everything okay? What's going on in the world?
It's a nice thing to have the #1 news network in America. We know it because we have news in Europe. We're the leader in news in some markets. We just launched GB News in the U.K. yesterday. It's 1 day, but we beat everyone yesterday. It’s 1 day. We'll see. It's going to take a long time to really build scale against the BBC and against Sky, but we were bigger than them yesterday. Another voice in the market. It's important.
And we had this strategy, Malone and I had this strategy a long time ago. Local news, local sports, we started with local sports. And we need to build local news. And how important that is, it's hard to tell. But it is a differentiator, local content, local sports, local news against hanging out in the neighborhood where you have 2 other great players, but they're not doing exactly what we're doing. And that's a good thing.

Douglas Mitchelson - Credit Suisse AG, Research Division
So, I want to take a shot at streaming strategy, even though you guys have said on multiple occasions that you've got time and you'll wait to close or the deal close. And I'll try it sort of U.S. versus international. In the U. S., I think there's a concern that HBO at $15 is already highest priced among the streamers. And it's going to be tough to sort of add Discovery on top of that and charge more. And is there sort of some cannibalization? Is that not 1 plus 1 equals 2? And internationally, you're sort of in the opposite position, right, which is HBO overseas is relatively inexpensive. Discovery's networks are particularly inexpensive. You add them together, they're still sort of half of what Netflix charges in a lot of the major markets. And so, it sort of seems obvious overseas. Why wouldn't it just be one service because even combined, it's pretty inexpensive. And in the U.S., does it have to stay 2 services because you can't combine them and charge more? Any sort of thoughts from that standpoint?
David Zaslav – President & CEO
I think there is an open field outside the U.S. And look, the thing that changed, that evolved, when I started, I was doing cable franchise deals. And people are owning pieces of a city. And then you had cable operators owning the whole city. And then you had swaps where they own big regions, and they became more efficient. And then you had the big satellite guys being able to come out at the whole country.
It's the same story. It's scale and it's reach. And the majority of players in this business are not playing above the globe. And if you're playing really hard in the U.S. and 1 or 2 other markets, it feels like it's pretty good because the U.S. is so big, and it's been so good for so long. But it's not good. It's not good when you're competing against people that are buying a product, and they're offering that product everywhere in the world.
You go to Paris, and you go down the (inaudible), you can buy the product. You buy the product in Milan, you can buy the product in Beijing. It's very difficult to compete with that. And we're set up to compete with that better than probably any media company in the world.
We've been at this for almost 20 years outside the U.S. We have a local library. There's a reason why we got a deal done with Vodafone and Telecom Italia right out of the box. We know all the mobile players in every country everywhere in the world. We're already doing business with the cable guys. We're talking about doing broadband deals with distributors in almost every market in the world.
So, I think there's an open field outside the U.S. The ability of what the pricing is, you offer it with commercials, without commercials. We have some very good ideas. John Stankey and I talked about how compelling and differentiated that could be. But we're going to both learn a lot in the next year, and we'll come to you with our strategy outside the U.S. when we're ready with our go to market. We feel really good about it.
Inside the U.S., we have a great opportunity here. We also have a very good idea of what we're going to do and why we're going to be able to aggregate a massive audience here in the U.S. and how we can move them around the menu. But I think we've got to wait for that.
And in the meantime, we are going to trying a lot of things. And so is Jason. We’ll look at afar at how they’re doing. We’ll look at how all the other competitors are doing. And most importantly we’ll talk to users about what they like and how they like it.
Douglas Mitchelson - Crédit Suisse AG, Research Division

So last question as we run tight on time. You talk about being a pure play content company. You're competing with folks who have leverage against distribution. Amazon has global sort of e-commerce businesses. Apple's out there, obviously, with a fantastic platform, Google with YouTube. But you sort of think about being a pure-play content provider and how distributions evolving. Are you sure this is sort of -- do you think this is going to be a great business model for a long period of time when you think about how distribution has changed?
David Zaslav – President & CEO
I know it is. I know it is because I think the platform road is -- that's the road to nowhere. The yellow road is great content that people love. And there's a lot of companies that have forgotten that. And there are a lot of companies that are going to find they're on a dead end.
It doesn't matter -- yes, you need a good platform. And eventually, those platform – eventually, what happened? The cable distributors around the world wanted Netflix. Whoever thought that they'd be carrying Netflix, and carrying Netflix because Netflix has great content and great stories that people want?
We launched a platform that has as good or better ratings than companies that have been doing this for 8 years, 15 years. Was it hard? Yes, it was hard. We have to hire 400 engineers. Do we have a great guy running our – Avi, running that business? Yes. But don't ever mistake it, and there's content. That's what people dream about.
People aren't sitting at a dinner party and looking at their watch and going, I've got to get out of here because I want to take a look at the algorithm. They’re going home to see Mare of Easttown. They're going home to see a piece of content that when they watch with their family that they have a reaction to, and it makes them feel something. And that's what we're going to try and do.
We know exactly who we are at Discovery. And when we come together, that's going to be what we are. We're a content company. We're going to tell stories. Yes, we're going to build platforms. Yes, we're going to do algorithms, but we're never going to forget what's going to make us successful: great talent, great stories, great creative.
Douglas Mitchelson - Credit Suisse AG, Research Division
So, David, no time for Shark Week this year. Maybe next year, I'll be asking about the new DC crossover series, King Shark Week.
David Zaslav – President & CEO
Thanks, Doug.
Douglas Mitchelson - Credit Suisse AG, Research Division
Thank you. Appreciate the time and appreciate the conversation. Very, very interesting.
David Zaslav – President & CEO
Okay.
Douglas Mitchelson - Credit Suisse AG, Research Division
Thanks, everybody.

Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.
Participants in the Solicitation
Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction. None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.